Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128461

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 2, 2005.

Prospectus Supplement to the Prospectus dated October 3, 2005 and the Prospectus Supplement dated October 3, 2005 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B

$ Index-Linked Notes due (Linked to the TOPIX® Index)

Your return on the notes is linked to the performance of the TOPIX® Index. If the final index level is greater than the initial index level, you will receive on the stated maturity date (1) the face amount of your note, plus (2) the product of the face amount of your note and the percentage increase in the index multiplied by the participation rate. The participation rate will be set on the trade date, but will be no less than 1.50. If the final index level is less than the initial index level, the amount that you will receive on the stated maturity date will equal the face amount of your note reduced by the percentage decrease in the index. The final index level will either be based on the arithmetic mean of the closing level of the TOPIX® Index on specified averaging dates or the closing level of the TOPIX® Index on the determination date. The initial index level will be set on the trade date (                    , 2005). The notes do not bear any interest and you will not receive any payment with respect to your note before the stated maturity date, which will be                      (unless extended due to market disruption or non-business days).

You could lose your entire investment in your note. If the final index level is less than the initial index level, the payment you receive on the maturity date will equal the face amount of your note reduced by the percentage decrease in the index. In addition, depending on the method selected for calculating the final index level, which will be determined on the trade date and will be either the arithmetic mean of the closing level of the TOPIX® Index on specified averaging dates or the closing level of the TOPIX® Index on the determination date, the payment you receive at maturity may be less than if the alternative method had been selected.

We will determine the amount to be paid to you on your notes by calculating the index return, which is calculated by dividing the final index level by the initial index level and then subtracting one. We will then calculate the amount that you will be paid on the stated maturity date as follows:

•	If the index return is greater than zero, (1) the face amount of your note plus (2) the product of the face amount and the index return, multiplied by the participation rate. The participation rate will be set on the trade date, but will be no less than 1.50.

•	If the index return is zero, you will receive the face amount of your note.

•	If the index return is less than zero, (1) the face amount of your note minus (2) the product of the face amount and the index return (expressed as a positive amount).

Because we have provided only a brief summary of the terms of your note above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Note” on page S-14.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your note on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “ Additional Risk Factors Specific to Your Note” on page S-7 so that you may better understand those risks.

Underwriting discount:        % of the face amount

Net proceeds to The Goldman Sachs Group, Inc.:        % of the face amount

Original issue date (settlement date):                    , 2005

Original issue price: 100% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

TOPIX® is a registered trademark of the Tokyo Stock Exchange, Inc. (TSE). The notes are not sponsored, endorsed, or promoted by TSE, and TSE makes no representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Prospectus Supplement dated                     , 2005.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your note, has the terms described below and under “Specific Terms of Your Note” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated October 3, 2005, as supplemented by the accompanying prospectus supplement, dated October 3, 2005, of The Goldman Sachs Group, Inc.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: TOPIX® Index, as published by the TSE Market Information System (Bloomberg: “TPX”)

Specified currency: U.S. dollars (“$”). Although the stocks comprising the TOPIX® Index are traded in Japanese yen, all amounts payable on your note will be paid in U.S. dollars

Face amount: each note will have a face amount equal to $1,000; $             in the aggregate for all the offered notes

Payment amount: on the stated maturity date, we will pay the holder of a note an amount, if any, in cash equal to:

•  if the index return is greater than zero, (1) the outstanding face amount of the note plus (2) the product of the outstanding face amount of the note and the index return, multiplied by the participation rate. The participation rate will be set on the trade date, but will be no less than 1.50; or

•  if the index return is equal to zero, the outstanding face amount of the note; or

•  if the index return is less than zero, (1) the outstanding face amount of the note minus (2) the product of the outstanding face amount of the note and the index return (expressed as a positive amount).

Trade date:                     , 2005

Initial index level: the initial index level will be set on the trade date

Final index level: on the trade date, we will determine the method for calculating the final index level, which will either be based on the arithmetic mean of the closing level of the index on specified averaging dates or the closing level of the index on the determination date, in each case, except in the limited circumstances described under “Specific Terms of Your Note — Consequences of a Market Disruption Event” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Note — Discontinuance or Modification of the Index” on page S-16

Index return: the result of (1) the final index level divided by (2) the initial index level, minus one

Stated maturity date (to be determined on the trade date):             , unless extended for up to six business days

Determination date: the fifth trading day prior to            , unless extended for up to five business days

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent: Goldman, Sachs & Co.

Business day: as described on page S-17

Trading day: as described on page S-17

Q&A

How do the notes work?

The notes offered by this prospectus supplement will have a stated maturity date of approximately 13 months after the original issue date (unless extended due to market disruption or non-business days). We will not determine the stated maturity date until the trade date. The amount that you will be paid on your note on the stated maturity date will be determined with reference to the index return on the TOPIX® Index, which is the percentage increase or decrease, if any, from the initial index level, as determined on the trade date, to the final index level. If the index return is greater than zero, we will pay the holder of a note (1) the outstanding face amount of the note, plus (2) the product of the outstanding face amount of the note and the index return, multiplied by the participation rate. If the index return is equal to zero, we will pay the holder of a note an amount equal to the outstanding face amount of the note. If the index return is less than zero, the holder of a note will receive an amount equal to (1) the outstanding face amount of the note minus (2) the product of the outstanding face amount of the note and the index return (expressed as a positive amount). The entire principal amount of your note is at risk if the TOPIX® Index declines, so you may lose all or a significant amount of your initial investment. Your note will bear no interest and no other payment will be made on your note before the stated maturity date. See “Additional Risk Factors Specific to Your Note” on page S-7.

As discussed in the accompanying prospectus, your note is an indexed debt security and is part of a series of debt securities entitled “Medium-Term Notes, Series B” issued by The Goldman Sachs Group, Inc. Your note will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms of Your Note” on page S-14.

Which key terms have not been set?

We have not set some key terms, and we will not set those terms until the trade date. These include:

•  the participation rate, which will be no less than 1.50;

•  the method for calculating the final index level will be either (i) based on the arithmetic mean of the closing level of the TOPIX® Index on specified averaging dates or (ii) the closing level of the TOPIX® Index on the determination date;

•  the stated maturity date, which will be approximately 13 months after the original issue date; and

•  the initial index level.

We will set these terms on the trade date, and each of them could significantly affect the payment amount you receive on the stated maturity date.

Who should or should not consider an investment in the notes?

We have designed the notes for investors who want the opportunity to participate in no less than 150% of the potential appreciation of the TOPIX® Index, while having their entire principal be subject to the risk of a decline in the TOPIX® Index. We will determine the participation rate on the trade date. Because the entire principal amount of your note will be fully exposed to an increase or decrease in the TOPIX® Index, you should only consider purchasing your note if you are willing to accept the risk of losing the entire principal amount of your note.

In addition, even if the amount payable on your note on the stated maturity date exceeds the outstanding face amount of your note, the overall return you earn on your note may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The notes may therefore not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings. For more details, see “Additional Risk Factors Specific to Your Note — Your Note Does Not Bear Interest” on Page S-8.

What will I receive on the stated maturity date of the notes?

The payment amount, if any, for each offered note outstanding on the stated maturity date will be an amount in cash equal to:

•  if the index return is greater than zero, (1) the outstanding face amount of the note, plus (2) the product of the outstanding face amount of the note and the index return, multiplied by the participation rate. The participation rate will be set on the trade date, but will be no less than 1.50; or

•  if the index return is zero, the outstanding face amount of the note; or

•  if the index return is less than zero, (1) the outstanding face amount of the note, minus (2) the product of the outstanding face amount of the note and the index return (expressed as a positive amount).

The index return is calculated by dividing the final index level by the initial index level and then subtracting one.

If the final index level is greater than the initial index level, the payment on your note at the stated maturity date will exceed the outstanding face amount of your note. However, if the final index level is less than the initial index level, i.e., the index return is negative due to a decline in the TOPIX® Index, the entire principal amount of your note is exposed to such decline. As a result, the payment you would receive on your note on the stated maturity date, would be less than the outstanding face amount of your note and might even be zero.

The calculation agent will determine the final index level according to the method we set on the trade date. The method for calculating the final index level will be either (i) based on the arithmetic mean of the closing level of the TOPIX® Index on specified averaging dates or (ii) the closing level of the TOPIX® Index on the determination date.

What will I receive if I sell the note

prior to the stated maturity?

If you sell your note prior to the stated maturity date, you will receive the market value of your note at the time of sale. The market value of your note may be influenced by many factors, such as interest rates, the volatility of the index or the current level of the index. Depending on the impact of these factors, you may receive significantly less than the outstanding face amount of your note in any sale of your note before the stated maturity date. In addition, assuming no changes in market conditions or any other relevant factors, the market value of your note on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your note in the secondary market, see “Additional Risk Factors Specific to Your Note — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Note on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price” on page S-7 and “— The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-9.

Hypothetical examples

If the final index level is greater than the initial index level, the payment on your note at the stated maturity date will exceed the outstanding face amount of your note. If the final index level is equal to the initial index level, you will receive only the outstanding face amount of your note. If the final index level is less than the initial index level, you will receive less than the outstanding face amount of your note. The entire principal amount of your note is at risk in the event that the index return is negative, so you may lose all or a significant amount of your investment in your note. For more detail about hypothetical returns on your note, please see the following examples and “Hypothetical Returns on Your Note” on page S-20.

The levels in the left column of the second table below represent hypothetical final index levels as calculated on the determination date and are expressed as percentages of the initial index level, which has not yet been set. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index levels and an assumed 150% participation in the potential appreciation of the index, and are expressed as percentages of the outstanding face amount of a note.

The information in the second table below reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. For a discussion of some of these factors, see “Additional Risk Factors Specific to Your Note” on page S-7. Please note that we will set the method for calculating the final index level on the trade date. The actual method we choose may have a significant impact on the payment amount at maturity. For example, if the final index level were to be based on averaging the last five daily closing values of the index prior to and ending on the determination date, the final index level would be 1,537 assuming the determination date were December 12, 2006 and the index had the following closing levels on the corresponding averaging dates (which would be adjusted forward for non-business days and are subject to postponement due to market disruption events). The payment amount at maturity would be calculated using 1,537 instead of the index closing level of 1,575 on the determination date. Assuming an initial index level of 1,444, the payment amount at maturity per $1,000 face amount of note would be $1,096.61. This is calculated by adding (1) $1,000 and (2) the product of $1,000 and the index return of 6.44% ((1,537-1,444)/1,444) multiplied by the assumed participation rate of 1.50.

Averaging Date	Hypothetical Index Closing Level
December 6, 2006	1,475
December 7, 2006	1,510
December 8, 2006	1,525
December 11, 2006	1,600
December 12, 2006 (assumed determination date)	1,575

The examples below are based on a range of index levels that are entirely hypothetical; no one can predict what the index return will be. The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past, and its future performance cannot be predicted.

The examples below also assume there is no change in or affecting the composition of the index stocks in the index or the method by which the index sponsors calculate the index levels.

Moreover, we have not yet set the initial index level, which will serve as the baseline for calculating the index return and the payment amount on your note on the stated maturity date, and we will not do so until the trade date. As a result, the initial index level may differ substantially from current levels and may also differ substantially from the index level at the time you purchase your note. Before investing in your note, you should consult publicly available information to determine the index level between the date of this preliminary prospectus supplement and the date of your purchase of your note.

For these reasons, the actual performance of the index over the life of your note, as well as the payment amount at maturity, may bear little relation to the hypothetical examples shown below and cannot be predicted. For more details about hypothetical returns on your note, please see the following examples and “Hypothetical Returns on Your Note” on page S-20.

Hypothetical Final Index Level as Percentage of Initial Index Level	Hypothetical Payment Amounts as Percentage of Face Amount
200.00%	250.00%
175.00%	212.50%
150.00%	175.00%
125.00%	137.50%
100.00%	100.00%
90.00%	90.00%
75.00%	75.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

Who publishes the index and what does it measure?

The TOPIX, also known as the Tokyo Price Index, is a capitalization-weighted index of all the companies listed on the First Section of the Tokyo Stock Exchange, Inc. (“TSE”). Domestic stocks admitted to the TSE are assigned either to the First Section or the Second Section. Stocks listed in the First Section, which number close to 1,600, are among the most actively traded stocks on the TSE. The index is supplemented by the subindices of the 33 industry sectors and developed with a base index value of 100 as of January 4, 1968. The index calculation excludes temporary issues and preferred stocks.

For further information, please see “The Index” on page S-24.

What about taxes?

The U.S. federal income tax consequences of an investment in your note are uncertain, both as to the timing and character of any inclusion in income in respect of your note. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-27.

Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your note for all purposes as a pre-paid forward contract with respect to the index. If your note is so treated, you will generally recognize capital gain or loss upon the sale or maturity of your note in an amount equal to the difference between the amount you receive upon the sale of your note or on the stated maturity date and the amount you paid for your note. Such gain or loss generally would be long-term capital gain or loss if you held your note for more than one year.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTE

An investment in your note is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus, dated October 3, 2005. Your note is a riskier investment than ordinary debt securities. Also, your note is not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your note is linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Note on the Date of this Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price

The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Note May Not Have an Active Trading Market” below.

The Principal of Your Note is Not Protected

The principal of your note is not protected. Our cash payment on your note on the stated maturity date will be based on the final index level. Thus, you may lose your entire investment in your note, depending on the final index level, as calculated by the calculation agent.

Also, the market value of your note prior to the stated maturity date may be significantly lower than the purchase price you pay for your note. Consequently, if you sell your note before the stated maturity date, you may receive far less than the amount of your investment in the note.

The Payment Amount on Your Note on the Stated Maturity Date May Be Less than It Would Have Been Had the Payment Amount Been Linked to the Actual, Rather than Averaged, Return on the Index

We have not yet determined the method for calculating the final index level, which may be based on the arithmetic mean of the closing level of the index on specified averaging dates. We will determine the method on the trade date. In the event that the final index level is calculated by reference to the average closing levels of the index over a specified period the payment amount at maturity on your note will depend on the average closing level for the index. Because the final index level may be based on average closing levels, the payment amount at maturity may represent a return on your note that is significantly less than the actual return on the index over the life of the notes. As a result, the payment amount on your note on the stated maturity date may be less than it would have been had the calculation of the payment amount been linked to the actual return on the index.

This situation may arise even if the level of the index significantly exceeds the initial index level at maturity or at other times during the life of your note. It is also possible that the actual index level at the stated maturity date or at other times during the life of your note will be higher than the final index level. For example, the difference between the final index level (if calculated using an averaging method) and the actual level of the index on the determination date could be particularly large if there is a significant increase in the level of that index during the latter portion of the averaging period.

If the final index level is less than the initial index level, the payment amount on your note on the stated maturity date will equal only the outstanding face amount of your note minus the product of the outstanding face amount of your note and the index return (expressed as a positive amount).

Your Note Does Not Bear Interest

You will not receive any interest payments on your note. Even if the amount payable on your note on the stated maturity date exceeds the outstanding face amount of your note, the overall return you earn on your note may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Moreover, under applicable United States tax law as described under “Supplemental Discussion of Federal Income Tax Consequences” below, you will have to pay tax on deemed interest amounts even though your note does not bear interest.

The Return on Your Note Will Not Reflect any Dividends Paid on the Index Stocks

The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index, without taking account of the value of dividends paid on those stocks. As a result, the return on your note will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive Any Stock” below for additional information.

The Return on Your Note Will Depend on Changes in the Index Level and Will Not Be Adjusted for Changes in the Japanese Yen/U.S. Dollar Foreign Currency Exchange Rate

Although the index stocks are traded in Japanese yen and your note is denominated in U.S. dollars, the amount payable on your note at maturity will not be adjusted for changes in the Japanese yen/U.S. dollar foreign currency exchange rate. The payment amount on the stated maturity date will be based solely upon the overall change in the index level during the life of your note. Changes in foreign currency exchange rates, however, may reflect changes in the Japanese economy that, in turn, may affect the final index level.

An Investment in the Offered Notes Is Subject to Risks Associated with the Japanese Securities Markets

The index stocks that comprise the index have been issued by Japanese companies. You should be aware that investments in securities linked to the value of Japanese equity securities involve particular risks. The Japanese securities markets may be more volatile than U.S. or other securities markets and market developments may affect Japanese markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the Japanese securities markets, as well as cross-shareholdings in Japanese companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about Japanese companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and Japanese companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in Japan are subject to political, economic, financial and social factors that apply in Japan. These factors, which could negatively affect the Japanese securities markets, include the possibility of recent or future changes in the Japanese government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other Japanese laws or restrictions applicable to Japanese companies or investments in Japanese equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Japanese economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. The Japanese economy has been troubled by negative or low rates of growth for many years. Many Japanese stocks have performed poorly over an extended period.

The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in

Complex Ways

When we refer to the market value of your note, we mean the value that you could receive for your note if you chose to sell it in the open market before the stated maturity date. The market value of your note will be affected by many factors that are beyond our control and are unpredictable. For more information about the value of your note in the secondary market, see “— Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Note on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” above.

Moreover, these factors interrelate in complex ways, and the effect of one factor on the market value of your note may offset or enhance the effect of another factor. For example, an increase in U.S. interest rates, which could have a negative effect on the market value of your note, may offset any positive effect that an increase in the index level attributable to favorable political or economic developments in Japan could have. The following paragraphs describe the expected impact on the market value of your note given a change in a specific factor, assuming all other conditions remain constant.

The Index Level Will Affect the Market Value of Your Note

We expect that the market value of your note at any particular time will depend substantially on the amount, if any, by which the level of the index at that time has risen above or has fallen below the initial index level. If you sell your note prior to maturity, you may receive substantially less than the amount that would be payable on the stated maturity date based on a final index level equal to that current level because of an expectation that the index level will continue to fluctuate until the final index level is determined. Changes in the dividend rates of the stocks underlying the index may affect the level of the index and, indirectly, the market value of your note. Economic, financial, regulatory, political, military and other developments that affect stock markets generally and the stocks underlying the index may also affect the level of the index and, indirectly, the market value of your note.

You cannot predict the future performance of the index based on its historical performance. Before investing in the offered notes, you should consult publicly available information to determine the index level between the date of this preliminary prospectus supplement and the date of your purchase of the offered notes. The actual initial index level, which will serve as the baseline for determining the index performance, may differ substantially from the index level on the date of this preliminary prospectus supplement. Moreover, the actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the index or to the hypothetical return examples shown elsewhere in this preliminary prospectus supplement.

Changes in Interest Rates Are Likely to Affect the Market Value of Your Note

We expect that the market value of your note, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your note and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the market value of your note will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your note will increase. In general, if interest rates in Japan increase, we expect that the market value of your note will increase and, conversely, if interest rates in Japan decrease, we expect that the market value of your note will decrease.

Changes in the Volatility of the Index Are Likely to Affect the Market Value of Your Note

The volatility of the index refers to the magnitude and frequency of the changes in the index level. In most scenarios, if the volatility of the index increases, we expect that the market value of your note will increase and, conversely, if the volatility of the index decreases, we expect that the market value of your note will decrease.

Changes in the Volatility of the Japanese Yen/U.S. Dollar Foreign Currency Exchange Rate, and the Correlation Between That Rate and the Index Level, Are Likely to Affect the Market Value of Your Note

The Japanese yen/U.S. dollar foreign currency exchange rate refers to a foreign exchange spot rate that measures the relative values of two currencies, the Japanese yen and the U.S. dollar. This rate reflects the amount of Japanese yen that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the Japanese yen. The volatility of the Japanese yen/U.S. dollar foreign currency exchange rate refers to the size and frequency of changes in that rate. Because your note is payable in U.S. dollars, the volatility of the Japanese yen/U.S. dollar foreign currency exchange rate could affect the market value of your note. In most scenarios, assuming the correlation between the Japanese yen/U.S. dollar foreign currency exchange rate and the index level is positive, if the volatility of the Japanese yen/ U.S. dollar foreign currency exchange rate increases, we expect that the market value of your note will increase and, conversely, if the volatility of that rate decreases, we expect that the market value of your note will decrease.

The correlation between the Japanese yen/U.S. dollar foreign currency exchange rate and the index level refers to the relationship between the percentage changes in that rate and the percentage changes in the level of the index — the greater the correlation, the more closely the percentage changes in one resemble the percentage changes in the other. In general, if the correlation between the Japanese yen/ U.S. dollar foreign currency exchange rate and the index level increases, we expect that the market value of your note will increase and, conversely, if this correlation decreases, we expect that the market value of your note will decrease.

The Time Remaining to Maturity Is Likely to Affect the Market Value of Your Note

Prior to the stated maturity date, the market value of your note may be higher than one would expect if that value were based solely on the level of the index and the level of interest rates. This difference would reflect a “time value” due to expectations concerning the level of the index and interest rates during the time remaining to the stated maturity date. However, as the time remaining to the stated maturity date decreases, we expect that this time value will decrease, lowering the market value of your note.

Changes in Our Credit Ratings May Affect the Market Value of Your Note

Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your note. However, because your return on your note is dependent upon factors, such as the level of the index and interest rates, in addition to our ability to pay our obligation on your note, an improvement in our credit ratings will not reduce the other investment risks related to your note.

If the Level of the Index Changes,

the Market Value of Your Note

May Not Change in the Same Manner

Your note may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your note. We discuss some of the reasons for this disparity under “— The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Market Value of Your Note

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and/or other instruments linked to the index. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the index stocks at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your note. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your note and the amount we will pay on your note at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the market value of your note may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your note and the amount we will pay on your note at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your note and the amount we will pay on your note at maturity.

You Have No Shareholder Rights or Rights to Receive Any Stock

Investing in your note will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your note will be paid in cash, and you will have no right to receive delivery of any index stocks.

Our Business Activities May Create Conflicts of Interest Between You and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your note.

Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your note and the amount we will pay on your note at maturity.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Note, When Your Note Matures and the Amount You Receive at Maturity

As calculation agent for your note, Goldman, Sachs & Co. will have discretion in making various determinations that affect your note, including determining the final index level on the determination date, which we will use to determine how much cash we must pay on the stated maturity date, and determining whether to postpone the stated maturity date because of a market disruption event. See “Specific Terms of Your Note” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the market value of your note and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts of Interest Between You and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

The Policies of the Index Sponsor and Changes that Affect the Index or the Index Stocks Could Affect the Amount Payable on Your Note and Its Market Value

The policies of the index sponsor concerning the calculation of the index level, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the index level and, therefore, the amount payable on your note on the stated maturity date and the market value of your note before that date. The amount payable on your note and its market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your note. If events such as these occur, or if the index level is not available on the determination date or any of the averaging dates (if applicable) because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index level on the determination date or any of the averaging dates (if applicable) — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level on the determination date and the amount payable on your note more fully under “Specific Terms of Your Note — Discontinuance or Modification of the Index” and “Specific Terms of Your Note — Role of Calculation Agent” below.

There Is No Affiliation Between the Index Stock Issuers and Us or the Index Sponsor, and We Are Not Responsible for Any Disclosure by Any of the Index Stock Issuers or the Index Sponsor

Goldman Sachs is not affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index or any of the other index stock issuers. You, as an investor in your note, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.

Neither the index sponsor nor the index stock issuers are involved in this offering of your note in any way and none of them have any obligation of any sort with respect to your note. Neither the index sponsor nor any of the index stock issuers have any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the market value of your note.

Your Note May Not Have an Active Trading Market

Your note will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your note. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.

We Can Postpone the Stated Maturity Date If a Market Disruption Event Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first business day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your note will also be postponed, although not by more than six business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the closing level of the index is not available on the last possible determination date because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the level of the index at that time.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Consequences of an Investment In Your Note Are Uncertain

The tax consequences of an investment in your note are uncertain, both as to the timing and character of any inclusion in income in respect of your note. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your note in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTE

Please note that in this section entitled “Specific Terms of Your Note”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your note:

No interest: we will not pay interest on your note

Specified currency:

•	U.S. dollars (“$”). Although the stocks comprising the TOPIX® Index are traded in Japanese yen, all amounts payable on your note will be paid in U.S. dollars.

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or any multiple of $1,000

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your note as described under “—Special Calculation Provisions” below

•	a business day for your note will not be the same as a business day for our other Series B medium-term notes, as described under “—Special Calculation Provisions” below

•	a trading day for your note will not be the same as a trading day for our other Series B medium-term notes, as described under “—Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your note in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your note in more detail below.

Index, Index Sponsor and Index Stocks

In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

On the stated maturity date, we will pay to the holder of the note an amount, if any, in cash equal to:

•	if the index return is greater than zero, (1) the outstanding face amount of the note, plus (2) the product of the outstanding face amount of the note and the index return, multiplied by the participation rate. The participation rate will be set on the trade date, but will be no less than 1.50; or

•	if the index return is zero, the outstanding face amount of the note; or

•	if the index return is less than zero, (1) the outstanding face amount of the note minus (2) the product of the outstanding face amount of the note and the index return (expressed as a positive amount).

The index return equals the final index level divided by the initial index level, minus one.

If the final index level is greater than the initial index level, the payment on each offered note at the stated maturity date will exceed the outstanding face amount. However, if the final index level is less than the initial index level, i.e., the index return is negative due to a decline in the TOPIX® Index, the entire principal amount of your note is exposed to such decline. As a result, the payment you would receive on your note on the stated maturity date would be less than the outstanding face amount of your note and might even be zero.

The calculation agent will determine the final index level according to the method we set on the trade date. The method for calculating the final index level will be either (i) based on the arithmetic mean of the closing level of the TOPIX® Index on specified averaging dates or (ii) the closing level of the TOPIX® Index on the determination date. However, the calculation agent will have discretion to adjust the closing level on any particular day or to determine it in a different manner as described under “— Discontinuance or Modification of the Index” below.

We will not determine the exact maturity date, the initial index level, the participation rate or the method for calculating the final index level until the trade date.

Averaging Dates

We will set the averaging dates, if any, on the trade date. If on any such date the level of the index is not available, the averaging date will be the next trading day on which such level is available unless the calculation agent determines that a market disruption event occurs or is continuing on that trading day. In that event, the averaging date will be the first trading day on which the calculation agent determines that a market disruption event does not occur or is not continuing. In no event, however, will the averaging date be later than the fifth business day after              (or if that date is not a business day, the sixth business day after             ). If the averaging date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the averaging date, and the closing level of the index will be determined by the calculation agent in its sole discretion.

Stated Maturity Date

The stated maturity date will be              unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the fifth trading day before this applicable day is not the determination date referred to below, however, then the stated maturity date will be the fifth business day following the              determination date, provided that the stated maturity date will never be later than the fifth business day after              or, if              is not a business day, later

than the sixth business day after             . The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on any day that would otherwise be the determination date. We describe market disruption events under “— Special Calculation Provisions” below.

Determination Date

The determination date will be the fifth trading day before              unless the calculation agent determines that a market disruption event occurs or is continuing on that fifth prior trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than              or, if              is not a business day, later than the first business day after             .

Consequences of a Market Disruption Event

As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed by more than five business days. If the determination date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the calculation agent determines that the index level that must be used to determine the payment amount is not available on the last possible determination date, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the level of the index on that day.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable on the stated maturity date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the index is discontinued and there is no successor index, or that the level of the index is not available on the last possible determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.

If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any addition, deletion or substitution and any reweighting or rebalancing of index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the final index level used to determine the amount payable on the stated maturity date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your note at maturity will be made to an account designated by the holder of your note and approved by us, or at the office of the trustee in New York City, but only when your note is surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, market disruption events, business days, trading days, averaging dates (if any), the index return, the final index level, the default amount, and the cash to be paid on your note at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your note. We may change the calculation agent for your note at any time after the original issue date without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your note, we mean a day that is a business day as defined in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your note, we mean a day on which the respective principal securities markets for the index stocks are open for trading, the index sponsor is open for business and the closing level of the index is calculated and published by the index sponsor.

Default Amount

The default amount for your note on any day will be an amount, in the specified currency for the principal of your note, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your note as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your note. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your note in preparing any documentation necessary for this assumption or undertaking.

•	During the default quotation period for your note, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.    The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your note.

Qualified Financial Institutions.    For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event:

•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•

a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

•	a price change exceeding limits set by that market, or

•	an imbalance of orders relating to that stock or those contracts, or

•	a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

HYPOTHETICAL RETURNS ON YOUR NOTE

The following tables are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical index levels on each of the assumed averaging dates, including on the determination date could have on the payment amount assuming all other variables remain constant.

Please note that we have not yet set a method for calculating the final index level. The actual method we choose may have a significant impact on the payment amount at maturity. For example, as illustrated in the table below, if the final index level were to be based on averaging the last five daily closing values of the index prior to the determination date, the final index level would be 1,537 assuming the determination date were December 12 and the index had the following closing levels on the corresponding averaging dates (which would be adjusted for non-business days and subject to postponement due to market disruption events). The payment amount at maturity would be calculated using 1,537 instead of the index closing level of 1,575 on the determination date. Assuming an initial index level of 1,444, the payment amount at maturity per $1,000 outstanding face amount of your note would be $1,096.61. This is calculated by adding (1) $1,000 and (2) the product of $1,000 and the index return of 6.44% ((1,537-1,444)/1,444) multiplied by the assumed participation rate of 1.50.

Averaging Dates	Hypothetical Index Closing Levels

December 6, 2006	1,475

December 7, 2006	1,510

December 8, 2006	1,525

December 11, 2006	1,600

December 12, 2006 (assumed determination date)	1,575

In the table below, the levels in the left column represent hypothetical final index levels for the index on the determination date and are expressed as percentages of the initial index level, which has not yet been set. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index levels and an assumed participation in the potential appreciation of the index of 150%, and are expressed as percentages of the face amount of your note.

A hypothetical payment amount of 100% means that the value of the cash payment that we would deliver in exchange for each $1,000 of the outstanding face amount of your note on the stated maturity date would equal 100% of the outstanding face amount of your note, or $1,000, based on the corresponding hypothetical final index level and the assumptions noted below.

The information in the table below reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your note in the secondary market, see “Additional Risk Factors Specific to Your Note — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Note on the Date of this Prospectus Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” and “Additional Risk Factors Specific to Your Note — The Market Value of Your Note May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above. The information in the table also reflects the key terms and assumptions in the box below. The examples below also assume there is no change in or affecting the composition of the index stocks in the index or the method by which the index sponsors calculate the index levels.

Key Terms and Assumptions

Face amount	$ 1,000

Minimum payment amount at maturity	0% of face amount

Participation rate	150%

Maturity date	approximately 13 months
No market disruption event occurs

No change in the Japanese yen/U.S. dollar foreign currency exchange rate between the trade date and the stated maturity date

No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index level

The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period. Moreover, we have not yet set the initial index level, which will serve as the baseline for determining the index return and the amount we will pay you on your note at maturity, and we will not do so until the trade date. As a result, the initial index level may differ substantially from current levels and may also differ substantially from the index level at the time you purchase your note. Before investing in the offered notes, you should consult publicly available information to determine the index level between the date of this prospectus supplement and the date of your purchase of your note.

For these reasons, the actual performance of the index over the life of your note, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the index shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Index — Historical Closing Levels of the Index” below.

Any rate of return you may earn on an investment in your note may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on your note will not reflect any dividends that may be paid on the index stocks. Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your note to a comparatively greater extent than the after-tax return on the index stocks. For information about the level of the index in recent periods, see “The Index — Historical Closing Levels of the Index’’ below.

Hypothetical Final Index Level as Percentage of Initial Index Level	Hypothetical Payment Amounts as Percentage of Face Amount
200.00%	250.00%
175.00%	212.50%
150.00%	175.00%
125.00%	137.50%
100.00%	100.00%
90.00%	90.00%
75.00%	75.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

Payments on this note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph dies not modify or affect the terms of the note or the United States income tax treatment of the note as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the actual final index level on the determination date or the market value of your note, nor can we predict the relationship between the index level and the market value of your note at any time prior to the stated maturity date. The actual amount that the holder of your note will receive at stated maturity and the rate of return on your note will depend on the initial index level, the actual maturity date, the actual final index level calculation method and the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table above.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and/or other instruments linked to the index on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your note, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index stocks,

•	may take or dispose of positions in the securities of the index stock issuers themselves,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the Tokyo Stock Exchange or other components of the Japanese equity market,

•	may acquire or dispose of U.S. dollars in foreign exchange transactions involving Japanese yen, and/or

•	may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your note from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve sales of instruments linked to the index or foreign currencies on or shortly before the determination date. These steps also may involve sales and/or purchases of some or all of the index stocks or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the Tokyo Stock Exchange or other components of the Japanese equity market.

The hedging activity discussed above may adversely affect the market value of your note from time to time and the amount we will pay on your note at maturity. See “Additional Risk Factors Specific to Your Note — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Market Value of Your Note” and “— Our Business Activities May Create Conflicts of Interest Between You and Us” above for a discussion of these adverse effects.

THE INDEX

The TOPIX, also known as the Tokyo Price Index, is a capitalization-weighted index of all the companies listed on the First Section of the Tokyo Stock Exchange, Inc. Domestic stocks admitted to the TSE are assigned either to the First Section or the Second Section. Stocks listed in the First Section, which number close to 1,600, are among the most actively traded stocks on the TSE. The index is supplemented by the subindices of the 33 industry sectors and developed with a base index value of 100 as of January 4, 1968. The index calculation excludes temporary issues and preferred stocks. Additional information about the index is available on the website http://www.tse.or.jp/english/topix/topix/index.html. We are not incorporating by reference the website or any material it includes into this prospectus supplement, the accompanying prospectus, dated October 3, 2005, or the accompanying prospectus supplement, dated October 3, 2005.

Historical Closing Levels of the Index

The first table below shows the closing levels of the index on the last business day of each year from 2000 through 2002. The second table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2003 and 2004 and for the four calendar quarters in 2005, through November 1, 2005. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

Since its inception, the level of the index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the term of your note. You should not take the historical levels of the index as an indication of future performance. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the outstanding face amount of your note on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.

Before investing in the offered notes, you should consult publicly available news sources to determine the index level between the date of this preliminary prospectus supplement and the date of your purchase of the offered notes. The actual initial index level, which will serve as the baseline for determining the index return, may differ substantially from the index level on the date of this preliminary prospectus supplement (and may also differ from the level on the trade date). The actual performance of the index over the life of the offered notes may bear little relation to the historical levels shown below.

Year-End Closing Levels of the Index

Year	Closing Level
2000	1,283.67
2001	1,032.14
2002	843.29

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close
2003
Quarter ended March 31	865.43	770.62	788.00
Quarter ended June 30	904.32	773.10	903.44
Quarter ended September 30	1,075.73	915.91	1,018.80
Quarter ended December 31	1,105.59	953.19	1,043.69
2004
Quarter ended March 31	1,179.23	1,022.61	1,179.23
Quarter ended June 30	1,217.87	1,053.77	1,189.60
Quarter ended September 30	1,188.42	1,084.64	1,102.11
Quarter ended December 31	1,149.63	1,073.20	1,149.63
2005
Quarter ended March 31	1,203.26	1,132.18	1,182.18
Quarter ended June 30	1,201.30	1,109.19	1,177.20
Quarter ended September 30	1,428.13	1,177.61	1,412.28
Quarter ending December 31 (November 1, 2005)	1,473.02	1,371.37	1,473.02
Closing level on November 1, 2005			1,473.02

License Agreement

We expect to enter into a non-exclusive license agreement with TSE, whereby Goldman Sachs, in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with TSE; the only relationship between TSE and Goldman Sachs is the licensing of the use of the index and trademarks relating to the index.

TSE is under no obligation to continue the calculation and dissemination of the index. The offered notes are not sponsored, endorsed, or promoted by TSE. No inference should be drawn from the information contained in this prospectus supplement that TSE makes any representation or warranty, implied or express, to The Goldman Sachs Group, Inc., any holder of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes in particular or the ability of the index to track general stock market performance.

TSE determines, composes and calculates the index without regard to your note. TSE has no obligation to take into account your interest, or that of anyone else having an interest, in your note in determining, composing or calculating the index. TSE is not responsible for and has not participated in the determination of the terms, prices or amount of your note and will not be responsible for or participate in any determination or calculation regarding the principal amount of your note payable at the stated maturity date. TSE has no obligation or liability in connection with the administration, marketing or trading of your note.

Neither The Goldman Sachs Group, Inc. nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of the index or any successor index. TSE disclaims all responsibility for any errors or omissions in the calculation and dissemination of the index or the manner in which the index is applied in determining any initial index level or final index level or any amount payable upon maturity of the offered notes.

THE TOPIX INDEX VALUE AND THE TOPIX TRADEMARKS ARE SUBJECT TO THE INTELLECTUAL PROPERTY RIGHTS OWNED BY THE TOKYO STOCK EXCHANGE, INC. AND THE TOKYO STOCK EXCHANGE, INC. OWNS ALL RIGHTS RELATING TO THE TOPIX INDEX SUCH AS CALCULATION, PUBLICATION AND USE OF THE TOPIX INDEX VALUE AND RELATING TO THE TOPIX TRADEMARKS.

THE TOKYO STOCK EXCHANGE, INC. SHALL RESERVE THE RIGHTS TO CHANGE THE METHODS OF CALCULATION OR PUBLICATION, TO CEASE THE CALCULATION OR PUBLICATION OF THE TOPIX INDEX VALUE OR TO CHANGE THE TOPIX TRADEMARKS OR CEASE THE USE THEREOF.

THE TOKYO STOCK EXCHANGE, INC. MAKES NO WARRANTY OR REPRESENTATION WHATSOEVER, EITHER AS TO THE RESULTS STEMMED FROM THE USE OF THE TOPIX INDEX VALUE AND THE TOPIX TRADEMARKS OR AS TO THE FIGURE AT WHICH THE TOPIX INDEX VALUE STANDS ON ANY PARTICULAR DAY.

THE TOKYO STOCK EXCHANGE, INC. GIVES NO ASSURANCE REGARDING ACCURACY OR COMPLETENESS OF THE TOPIX INDEX VALUE AND DATA CONTAINED THEREIN. FURTHER, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE LIABLE FOR THE MISCALCULATION, INCORRECT PUBLICATION, DELAYED OR INTERRUPTED PUBLICATION OF THE TOPIX INDEX VALUE.

THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY THE TOKYO STOCK EXCHANGE, INC.

THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BEAR ANY OBLIGATION TO GIVE AN EXPLANATION OF THE NOTES OR AN ADVICE ON INVESTMENTS TO ANY PURCHASER OF THE NOTES OR TO THE PUBLIC.

THE TOKYO STOCK EXCHANGE, INC. NEITHER SELECTS SPECIFIC STOCKS OR GROUPS THEREOF NOR TAKES INTO ACCOUNT ANY NEEDS OF THE ISSUING COMPANY OR ANY PURCHASER OF THE NOTES, FOR CALCULATION OF THE TOPIX INDEX VALUE.

INCLUDING BUT NOT LIMITED TO THE FOREGOING, THE TOKYO STOCK EXCHANGE, INC. SHALL NOT BE RESPONSIBLE FOR ANY DAMAGE RESULTING FROM THE ISSUE AND SALE OF THE NOTES.

All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by TSE. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders and United States alien holders. It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the note for U.S. federal income tax purposes that will be required under the terms of the note, as discussed below, is a reasonable interpretation of current law. No statutory, judicial or administrative authority directly discusses how your note should be treated for U.S. federal income tax purposes. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN YOUR NOTE ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTE, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

United States Holders

General

If you are a United States holder, you will be obligated pursuant to the terms of the note — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your note for all tax purposes as a prepaid-forward contract on the index at the stated maturity date, for which payment was made on the issue date.

If your note is characterized as described above, your tax basis in your note generally would equal your cost for your note. Upon the sale or exchange of your note, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your note. The gain or loss generally would be short-term capital gain or loss, unless you hold the note for more than one year. If you do not sell or exchange your note before the maturity date, you would generally recognize long-term capital gain or loss equal to the difference between the amount of cash received at maturity and your tax basis in the note.

There is no judicial or administrative authority discussing how your note should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your note as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your note prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your note in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your note. In general, if you purchase your note on the original issue date, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note, in accordance with the comparable yield and the projected payment schedule for your note.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your note would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and, thereafter, as capital loss.

It is possible that the Internal Revenue Service could seek to characterize your note in a manner that results in tax consequences to you different from those described above. You should consult your tax advisor as to possible alternative characterizations of your note for U.S. federal income tax purposes.

United States Alien Holders

If you are a United States alien holder whose ownership of a note is not effectively connected with a United States trade or business, under present United States federal income and estate tax law and subject to the discussion of backup withholding below, no deduction for any United States federal withholding tax would be made from any gain that you realize or amount that you receive on the sale, exchange or other disposition of your note.

If you are an individual who at death is not a citizen or resident of the United States, the fair market value of any notes held by you at the time of your death may be included in your gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Individual United States alien holders should consult their own tax advisors concerning the United States tax consequences, if any, of investing in the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

The Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA” and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a prohibited transaction”.

The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the offered notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the offered notes, or any exercise related thereto or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the offered notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price. In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Additional Risk Factors Specific to Your Note	S-7
Specific Terms of Your Note	S-14
Hypothetical Returns on Your Note	S-20
Use of Proceeds and Hedging	S-23
The Index	S-24
Supplemental Discussion of Federal Income Tax Consequences	S-27
Employee Retirement Income Security Act	S-29
Supplemental Plan of Distribution	S-30

Prospectus Supplement dated October 3, 2005

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-20
Validity of the Notes	S-22

Prospectus dated October 3, 2005

Available Information	2
Prospectus Summary	4
Ratio of Earnings to Fixed Charges	8
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	69
Description of Capital Stock of The Goldman Sachs Group, Inc.	93
Legal Ownership and Book-Entry Issuance	98
Considerations Relating to Securities Issued in Bearer Form	104
Considerations Relating to Indexed Securities	109
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	112
Considerations Relating to Capital Securities	115
United States Taxation	118
Plan of Distribution	142
Employee Retirement Income Security Act	145
Validity of the Securities	145
Experts	145
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	146

$

The Goldman Sachs

Group, Inc.

Index-Linked Notes due

(Linked to the TOPIX® Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.